Exhibit 12.1

EZCORP, INC.

Computation of Ratio Earnings to Fixed Charges

	Fiscal Years Ended September 30,
	2011	2010	2009	2008	2007
	(In thousands)
Earnings:
Income before income taxes	$188,711	$151,530	$105,312	$78,071	$59,927
Less equity in net income of unconsolidated affiliates	(16,237)	(10,750)	(5,016)	(4,342)	(2,945)
Plus fixed charges	3,472	982	2,182	417	138

Total Earnings	175,946	141,762	102,478	74,146	57,120

Fixed Charges:
Interest expense included in earnings (a)	1,690	1,385	1,425	420	281
Amortization of deferred financing costs	(615)	(403)	(296)	(140)	(143)
Capitalized deferred financing costs	2,397	—	1,053	137	—

Total Fixed Charges	3,472	982	2,182	417	138

Ratio of Earnings to Fixed Charges	50.68x	144.36x	46.97x	177.97x	412.51x

(a) Includes amortization of deferred financing costs.